UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 1-35114

Brookfield Residential Properties Inc.

(Translation of registrant’s name into English)

4906 Richard Road S.W. Calgary, Alberta, Canada T3E 6L1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 29, 2012.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:	/s/ CRAIG J. LAURIE
Name: Title:	Craig J. Laurie Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice Declaring Intention to be Qualified under National Instrument 44-101 Short Form Prospectus Distributions (NI 44-101)